Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

August 1, 2025

To the Pension and Retirement Savings Committee

Magna International of America, Inc.

We consent to the incorporation, by reference in this Registration Statement of Magna International of America, Inc. on Form S-8, of our reports dated June 24, 2025, with respect to the statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the “Plan”) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2024, which appears in the Plan’s Annual Report on Form 11-K for the years ended December 31, 2024 and 2023.

/s/ GJC CPA’S & ADVISORS

Detroit, Michigan